                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1998

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________



                         Commission file number 0-8591
                                                ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Scott Technologies, Inc. 401(k) Savings Plan for Hourly Paid Employees.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Scott Technologies, Inc., 5875 Landerbrook Drive, Suite 250, Mayfield Heights, Ohio 44124.

SCOTT TECHNOLOGIES, INC.
401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES


FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1998 AND 1997
TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
Scott Technologies, Inc.
401(k) Savings Plan for Hourly Paid Employees:

We have audited the accompanying statements of net assets available for plan benefits of the Scott Technologies, Inc. 401(k) Savings Plan for Hourly Paid Employees (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998, as listed in the accompanying index. These financial statements and schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1998 and schedule of reportable transactions (Exhibit 2) for the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


                                                    /s/ Arthur Andersen LLP


Cleveland, Ohio,
   June 18, 1999.

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                  401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                  ---------------------------------------------


                           DECEMBER 31, 1998 AND 1997
                           --------------------------

                                      INDEX
                                      -----



                  Statements of Net Assets Available for Plan Benefits as of
                    December 31, 1998 and 1997

                  Statement of Changes in Net Assets Available for Plan Benefits
                    for the Year Ended December 31, 1998

                  Notes to Financial Statements

                  Exhibit 1 - Item 27a--Schedule of Assets Held for Investment
                    Purposes as of December 31, 1998

                  Exhibit 2 - Item 27d--Schedule of Reportable Transactions for
                    the Year Ended December 31, 1998

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------


                  401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                  ---------------------------------------------

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                        AS OF DECEMBER 31, 1998 AND 1997
                        --------------------------------



                                                                 Participant Directed
                    ------------------------------------------------------------------------------------------------------
                         Chase        Bond Fund                      DSI          Oppenheimer
                       Principal                      FPA        Disciplined      Quest            PBHG         PIC Small
                     Preservation        of          Crescent       Value         Opportunity       Growth      Company
                         Fund          America        Fund        Portfolio       Value Fund         Fund      Portfolio
                    ---------------- ------------ ------------- --------------  ---------------- ----------- ------------
       1998
       ----

ASSETS:
   Cash and cash
     equivalents      $   -             $69,959      $113,211       $78,669         $101,989        $79,026      $23,920
   Investments at
     market value        22,185           -             -             -                  533          -            -
   Notes
     receivable
     from
     participants         -               -             -             -                -              -            -
   Accrued
     interest
     income                 119           -             -             -                -              -            -
                      ----------      ----------   -----------   -----------      ------------   -----------   ----------

NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS        $22,304         $69,959      $113,211       $78,669         $102,522        $79,026      $23,920
                      ==========      ==========   ===========   ===========      ============   ===========   ==========

       1997
       ----

ASSETS:
   Cash and cash
     equivalents      $   -           $   -        $    -        $    -           $     (737)    $    -        $   -
   Investments at
     market value        19,921          65,803       164,724        95,897          128,808        108,101       45,807
   Notes
     receivable
     from
     participants         -               -             -             -                -              -            -
   Accrued
     interest
     income               -                 420         -             -                -              -            -
                      ----------      ----------   -----------   -----------      ------------   -----------   ----------

NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS        $19,921         $66,223      $164,724       $95,897         $128,071       $108,101      $45,807
                      ==========      ==========   ===========   ===========      ============   ===========   ==========

                                                                 Participant Directed
                    --------------------------------------------------------------------------------------------------
                                            Scott             Scott
                           IVY           Technologies      Technologies    Conservative       Moderate   Aggressive
                      International        Class A           Class B        Lifestyle        Lifestyle    Lifestyle
                          Fund              Fund              Fund             Fund            Fund          Fund
                     ---------------- ---------------- ----------------- ----------------  ------------ --------------
       1998
       ----

ASSETS:
   Cash and cash
     equivalents          $49,986       $        3        $    -           $   -           $   -         $    -
   Investments at
     market value           -              440,601             -              69,703         185,934         77,872
   Notes
     receivable
     from
     participants           -                -                 -               -               -              -
   Accrued
     interest
     income                 -                -                 -               -               -              -
                        ----------      -----------       -----------      ----------      ----------    -----------

NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS          $49,986         $440,604        $                  $69,703        $185,934      $  77,872
                        ==========      ===========       ===========      ==========      ==========    ===========

       1997
       ----

ASSETS:
   Cash and cash
     equivalents        $   -           $      324        $      185       $     359       $     140     $      157
   Investments at
     market value          86,157           32,678           633,179          70,373         227,537        105,047
   Notes
     receivable
     from
     participants           -                -                 -               -               -              -
   Accrued
     interest
     income                 1,243            -                 -               -               -              -
                        ----------      -----------       -----------      ----------      ----------    -----------

NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS          $87,400        $  33,002          $633,364         $70,732        $227,677       $105,204
                        ==========      ===========       ===========      ==========      ==========    ===========

                          Non-       Participants
                      Participant        Loan
                        Directed         Fund          Total
                     -------------- --------------- -------------
       1998
       ----

ASSETS:
   Cash and cash
     equivalents       $      20      $   -          $   516,783
   Investments at
     market value          -              -              796,828
   Notes
     receivable
     from
     participants          -             12,286           12,286
   Accrued
     interest
     income                   57          -                  176
                       ----------     ----------    -------------

NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS       $      77        $12,286       $1,326,073
                       ==========     ==========    =============

       1997
       ----

ASSETS:
   Cash and cash
     equivalents       $   -          $   -           $      428
   Investments at
     market value          -              -            1,784,032
   Notes
     receivable
     from
     participants          -              3,000            3,000
   Accrued
     interest
     income                -              -                1,663
                       ----------     ----------    -------------

NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS       $   -           $  3,000       $1,789,123
                       ==========     ==========    =============


The accompanying notes to financial statements are an integral part of these statements.

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                  401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                  ---------------------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------

                                                                           Participant Directed
                         -----------------------------------------------------------------------------------------------------
                             Chase          Bond                        DSI          Oppenheimer
                           Principal        Fund          FPA       Disciplined         Quest          PBHG       PIC Small
                          Preservation       of        Crescent        Value         Opportunity      Growth       Company
                              Fund        America        Fund        Portfolio       Value Fund        Fund       Portfolio
                         -------------   ------------ ------------ --------------- ---------------- ----------- --------------

ADDITIONS:
   Contributions-
     Employee              $     6,758   $  17,741    $   28,803     $  17,124        $  26,342     $  17,779    $   6,143
     Employer                    2,948       7,214         9,002         5,951            7,497         6,843        1,995
     Net investment income       1,479       6,941        (1,257)        4,861            5,747        (2,237)        (268)
     Rollover and other         -            -             -               133              133           133          133
                           ------------  -----------  ------------   ------------    ------------   ----------- --------------

         Total additions       11,185       31,896        36,548        28,069           39,719        22,518        8,003
                           ------------  -----------  ------------   ------------    ------------   ----------- --------------

DEDUCTIONS:
   Benefits paid to
     participants               -            -             -             -                -             -            -
   Rollovers and others         -            -             -             -                -             -            -
                           ------------  -----------  ------------   ------------    ------------   ----------- --------------

         Total deductions       -            -             -             -                -             -            -
                           ------------  -----------  ------------   ------------    ------------   ----------- --------------

INTERFUND TRANSFERS,
   including participant
   loan transactions           (8,802)     (28,160)      (88,061)      (45,297)         (65,268)      (51,593)     (29,890)

RECAPITALIZATION
   OF STOCK                     -            -             -             -                -             -            -
                           ------------  -----------  ------------   ------------    ------------   ----------- --------------

         Net additions/
           deductions           2,383        3,736       (51,513)      (17,228)         (25,549)      (29,075)     (21,887)

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS,
   beginning of year           19,921       66,223       164,724        95,897          128,071       108,101       45,807
                           ------------  -----------  ------------   ------------    ------------   ----------- --------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, end of
   year                       $22,304    $  69,959      $113,211     $  78,669         $102,522     $  79,026    $  23,920
                           ============  ===========  ============   ============    ============   =========== ==============

                                                                           Participant Directed
                         ----------------------------------------------------------------------------------------------
                                               Scott            Scott
                               IVY          Technologies    Technologies     Conservative     Moderate     Aggressive
                          International       Class A          Class B         Lifestyle      Lifestyle     Lifestyle
                               Fund             Fund            Fund             Fund            Fund          Fund
                          --------------- ---------------- --------------   --------------  ------------ --------------

ADDITIONS:
   Contributions-
     Employee                $  12,180      $     2,347      $    1,979     $   13,941      $  45,899     $  15,997
     Employer                    4,088             655              670          5,814         14,189         5,786
     Net investment income        (268)          4,943          131,406          2,355          3,671         6,713
     Rollover and other          -               -                -              -              -             -
                            ------------    ------------     ------------   ------------    ------------ ------------

         Total additions        16,000           7,945          134,055         22,110         63,759        28,496
                            ------------    ------------     ------------   ------------    ------------ ------------

DEDUCTIONS:
   Benefits paid to
     participants                -               -                -              -              -             -
   Rollovers and others          -               -                -              -              -             -
                            ------------    ------------     ------------   ------------    ------------ ------------

         Total deductions        -               -                -              -              -             -
                            ------------    ------------     ------------   ------------    ------------ ------------

INTERFUND TRANSFERS,
   including participant
   loan transactions           (53,414)        (20,272)        (347,490)       (23,139)      (105,502)      (55,828)

RECAPITALIZATION
   OF STOCK                      -             419,929         (419,929)         -              -             -
                            ------------    ------------     ------------   ------------    ------------ ------------

         Net additions/
           deductions          (37,414)        407,602         (633,364)        (1,029)       (41,743)      (27,332)

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS,
   beginning of year            87,400          33,002          633,364         70,732        227,677       105,204
                            ------------    ------------     ------------   ------------    ------------ ------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, end of
   year                      $  49,986        $440,604       $               $  69,703      $ 185,934     $  77,872
                            ============    ============     ============   ============    ============ ============

                              Non-      Participant
                          Participant      Loan
                           Directed        Fund            Total
                         ------------- -------------  --------------

ADDITIONS:
   Contributions-
     Employee            $     93,064   $    -         $    306,097
     Employer                 30,456         -              103,108
     Investment income         1,138           290          165,514
     Rollover and other        2,734         -                3,266
                         -------------  ------------  --------------

         Total additions     127,392           290          577,985
                         -------------  ------------  --------------

DEDUCTIONS:
   Benefits paid to
     participants            427,376         -              427,376
   Rollovers and others       613,659        -             613,659
                         -------------  ------------  --------------

         Total deductions  1,041,035         -            1,041,035
                         -------------  ------------  --------------

INTERFUND TRANSFERS,
   including participant
   loan transactions         913,720         8,996            -

RECAPITALIZATION
   OF STOCK                    -             -                -
                         -------------  ------------  --------------

         Net additions/
           deductions             77         9,286         (463,050)

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS,
   beginning of year           -             3,000        1,789,123
                         -------------  ------------  --------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, end of
   year                  $        77     $  12,286       $1,326,073
                         =============  ============  ==============

The accompanying notes to financial statements are an integral part of this statement.

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                  401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                  ---------------------------------------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------



1. SUMMARY OF THE PLAN:
   --------------------

The Scott Technologies, Inc. 401(k) Savings Plan for Hourly Paid Employees (the "Plan") was established on January 1, 1996, to provide retirement benefits to hourly paid employees (and their beneficiaries) hired after December 31, 1984 of certain participating divisions and subsidiaries of Scott Technologies, Inc. (the "Company"). The Plan was amended and restated in 1997 to allow for an increase in employee contribution percentage, employer matching contributions and new investment options. The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The accompanying statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits are prepared on the accrual basis of accounting.

Net appreciation (depreciation) in fair value and net realized gains (losses) on sale of investments for 1998 were calculated based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year. The amounts are included in net investment income in the accompanying statement of changes in net assets available for plan benefits.

Accounting Estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reportable Transactions
-----------------------

The Department of Labor defines reportable transactions as those transactions or series of transactions which exceed 5% of beginning net assets. All transactions which exceed the threshold are included in Exhibit 2.

Administrative Expenses
-----------------------

All costs and expenses incurred in administering the Plan are paid by the Plan and are included as a reduction of investment income.

Contributions
-------------

The Plan provides that participants may elect to defer up to 15% of their annual compensation paid to them by the Company as a contribution. Such elected contributions are limited in any calendar year to a maximum as shall be prescribed by the Secretary of the Treasury. The Company matches 100% of the first 1% of each participant's elective contribution and then 50% of the next 4% of participant contribution. In addition, the Plan provides for transfer contributions to the Plan which constitute a rollover from another qualified plan on behalf of an eligible employee.

Participant Directed Investments
--------------------------------

Participants direct their contributions in 5% increments between the eight funds and two Company stock funds. However, a participant's investment in Company stock funds may not exceed, in aggregate, 25% of the participant's total contribution percentage.

Participants may also choose one of three Lifestyle options in which allocations are automatically selected for the participants. The conservative Lifestyle option automatically becomes the investment choice for any plan participant who does not submit an enrollment form which includes a valid investment direction. The Plan offers a telephone voice response system which allows participants to change allocations and contribution percentages on a daily basis.

A portion of the Plan's assets, including Scott Technologies, Inc. stock and the Lifestyle funds, are invested in master trusts which hold the respective investments. The Plan's assets are commingled with the assets of other Company 401(k) plans.

Net Investment Income
---------------------

Net investment income includes dividend and interest income earned during the year unrealized gains and losses, as well as net gains and losses realized by dispositions of investments.

Vesting Requirements
--------------------

Participant contributions and transfer contributions are fully vested when deposited into the Plan. Employer matching contributions vest to participants according to the following:

     Years of           Vesting
     Service          Percentage
-------------------  --------------

Less than 1                 0%
1                          20%
2                          40%
3                          60%
4                          80%
5                         100%

Employer discretionary contributions are fully vested at five years of service. For vesting purposes, the Plan provides that an employee shall be credited with one year of service for each plan year during which they have met the criteria of continuous service, as defined in the Plan document.

Distributions and Forfeitures
-----------------------------

Upon termination from the Plan, a participant, or in the case of death, a participant's beneficiary will be entitled to receive the vested portion of the participant's account as a single lump-sum payment. For participants who are terminated, the nonvested account balance is forfeited, and the forfeitures are used to offset plan expenses and the employer matching contribution. If a participant retires, becomes disabled or dies while still employed, the entire balance in his or her account will be fully vested.

The Plan also allows for hardship withdrawals. Under certain hardship circumstances, as defined in the Plan document, a participant may withdraw up to 100% of the participant's before tax contributions.

Retirement
----------

The Plan provides that the accrued benefit of a participant is nonforfeitable if such participant is employed by the Company on or after the normal retirement date. Each participant who ceases to be employed by the Company for any reason, other than death, on or after the normal retirement date shall be entitled to receive a normal retirement benefit. The normal retirement benefit is equal to the participant's accrued benefit as of the date of the distribution.

Participant Loans
-----------------

The Plan allows participants to take loans from their account balance. A participant can borrow up to the lesser of 50% of their vested account balance or $50,000. The minimum loan requested amount is $1,000. Participants can have one outstanding loan at a time and loans can be requested for any reason. The interest rate is prime rate plus one percentage point.

3. DISTRIBUTIONS TO PARTICIPANTS:
   ------------------------------

Distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan amounted to $10,853 and $0 at December 31, 1998 and 1997, respectively.

4. FEDERAL INCOME TAXES:
   ---------------------

In the opinion of the Plan's Administrator, the Plan, as amended and restated, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present federal income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has not yet been received for the amended and restated Plan.

5. PLAN ASSET TRANSFER:
   --------------------

Effective December 31, 1997, certain assets of the Figgie International Stock Ownership Trust and Plan (ESOP A) were transferred into the Plan. Benefits related to these participants continued to be paid from the ESOP A until December 31, 1997, at which time the assets were transferred from their related trust into the Plan's trust.

6. SUBSEQUENT EVENT:
   -----------------

Subsequent to December 31, 1998, all plan assets were transferred from the Wilmington Trust Co. to The Chicago Trust Co. Accordingly, at December 31, 1998, many of the fund accounts held cash, as the investments were disposed of on December 30, 1998, to facilitate the transfer of assets to the new trustee.

                                                                       EXHIBIT 1



                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                  401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                  ---------------------------------------------


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------

                             AS OF DECEMBER 31, 1998
                             -----------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 023
                                ----------------


                                                                               Market
              Identity of Issue and Description                    Cost        Value
---------------------------------------------------------------  ----------  ----------
Chase Principal Preservation Fund                                $  22,185   $  22,185
Oppenheimer Quest Opportunity Value Fund                               533         533
Scott Technologies, Inc. Class A Fund                              366,276     440,601
Conservative Lifestyle Fund                                         68,394      69,703
Moderate Lifestyle Fund                                            182,837     185,934
Aggressive Lifestyle Fund                                           79,314      77,872
Participant Loan Fund                                               12,286      12,286
                                                                 ----------  ----------

                                                                  $731,825    $809,114
                                                                 ==========  ==========



             The accompanying notes to financial statements are an
                         integral part of this exhibit.

                                                                       EXHIBIT 2

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                  401(k) SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                  ---------------------------------------------


                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                  ---------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 023
                                ----------------


                                               Number
                                                 of         Purchase      Selling       Cost of       Net Gain
       Identity of Party Involved           Transactions      Price        Price         Asset       Or (Loss)
-----------------------------------------   ------------   ------------ ------------- ------------- -------------

IVY International Fund                             52       $   24,804     $   -       $    24,804  $    -
                                                   15            -           109,855       116,567      (6,712)

Employee Benefit Short-term Money
   Market Fund                                     79          679,640         -           679,640       -
                                                   76            -           289,838       289,838       -

Bond Fund of America                               67           40,409         -            40,409       -
                                                   10            -           104,594       106,043      (1,449)

FPA Crescent Fund                                  67           66,178         -            66,178       -
                                                   20            -           268,212       273,530      (5,318)

DSI Disciplined Value Portfolio                    86           57,029         -            57,029       -
                                                   24            -           188,321       214,367     (26,046)

Oppenheimer Quest Opportunity Value Fund
                                                   53           53,752         -            53,752       -
                                                   13            -           181,253       184,141      (2,888)

PBHG Growth Fund                                   73           39,623         -            39,623       -
                                                   21            -           165,288       174,102      (8,814)

Scott Technologies Class B                         38            5,817         -             5,817       -
                                                   32            -           344,970       487,562    (142,592)


The accompanying notes to financial statements are an integral part of this exhibit.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                SCOTT TECHNOLOGIES, INC. 401(k)
                                SAVINGS PLAN FOR HOURLY PAID
                                EMPLOYEES


                                By:     Wilmington Trust Company, Trustee

                                /s/ Linda Bailey
Date: June 30, 1999             -----------------------------------------------
     -----------------          Linda Bailey, Senior Financial Services Officer

                                 EXHIBIT INDEX
                                 -------------


23.1    Consent of Arthur Andersen LLP